

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2025

Shubham Maheshwari
Chief Financial Officer
Varex Imaging Corporation
1678 S. Pioneer Road
Salt Lake City, Utah 84104

> **Re: Varex Imaging Corporation**
> **Form 10-K for the Fiscal Year Ended September 27, 2024**
> **File No. 001-37860**

Dear Shubham Maheshwari:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing